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lhesse@jonesday.com	Direct Number: +33 (0) 1 56 59 38 72

February 2, 2009

VIA HAND DELIVERY AND EDGAR

CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Re:	Wavecom S.A.

Schedule 14D-9 filed on January 8, 2009
Amd. 1 to Sch. 14D-9 filed on January 14, 2009
Amd. 2 to Sch. 14D-9 filed on January 20, 2009
Amd. 3 to Sch. 14D-9 filed on January 23, 2009
SEC File No. 5-50760

Ladies and Gentlemen:

We are submitting this letter on behalf of Wavecom S.A. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 27, 2009 relating to the Company’s Schedule 14D-9, Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 (File No. 5-50760) (together with Amendments No. 1, No. 2 and No. 3 thereto, the “Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Statement.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 4 to the Statement which has been filed with the Securities and Exchange Commission on the date hereof to update and supplement other information previously disclosed in the Statement.

Wavecom S.A.

SEC File No. 5-50760

February 2, 2009

Schedule 14D-9 filed on January 8, 2009

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

1.        We note the disclosure on pages 4-5 regarding the recent changes to Mr. Black’s service agreement, which, pursuant to French law, must be submitted to shareholders for their approval at a shareholders’ meeting. You disclose that the modifications will be submitted for approval at the first general shareholders’ meeting to take place following the expiration of the Offers. Clarify, if true, that if the Offers are successfully consummated, Sierra Wireless will have the votes to approve the modifications. Your revised disclosure should also state what percentage of shareholders must vote to approve the modifications.

In response to the Staff’s comment, the Company has included a new statement under Item 3 to clarify that, if the Offers are successfully consummated, Sierra Wireless will have the votes to approve the modifications. We have further included a statement regarding the percentage of shareholders who must vote to approve such modifications.

Cautionary Note Regarding Forward-Looking Statements.

2.        The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer, such as those that appear in the offer materials. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the references to the Reform Act, or revise the disclosure to make clear that its safe harbor protections do not apply to statements made in the tender offer materials.

The Company has deleted the reference to the PSLRA in response to the Staff’s comment.

Where you can find more information.

3.        Revise this section to clarify whether you are incorporating by reference into the Statement, and if so, what information you are so incorporating. Your disclosure here is confusing because you explain that the SEC’s rules allow incorporation by reference of information that appears in other filings, but then does not specify whether you are doing so. Be aware Schedule 14D-9 does not permit the “forward incorporation by reference” of information that may appear in Wavecom’s future filings.

The Company has deleted the second paragraph of Item 8(f) in response to the Staff’s comment.

Wavecom S.A.

SEC File No. 5-50760

February 2, 2009

Sincerely,

/s/ Linda Hesse

Cc.	Ronald D. Black
Chantal Bourgeat
Pierre Cosnier
Wavecom

Renaud Bonnet, Esq.
Daniel Mitz, Esq.
Stephen Gillette, Esq.
Jones Day